VIA EDGAR & COURIER

August 15, 2006

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Paul A. Jorissen
Direct Tel (212) 506-2555
Direct Fax (212) 849-5555
pjorissen@mayerbrownrowe.com

Sara D. Kalin
Branch Chief – Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     CEF Equipment Holding, LLC. Registration
           Statement (File No. 333-132242)

Dear Ms. Kalin,

               On behalf of CEF Equipment Holding, LLC., we submit this letter in response your verbal comment in relation to the above-referenced registration statement. We enclose two copies of the registration statement and the changed pages to the base prospectuses.

                In response to your verbal comment, we confirm that the following language has been removed from each of the base prospectuses in the registration statement:

                ”, and credit enhancement for a series of securities may cover one or more other series of securities.”

                If you have specific questions you would like to discuss, please do not hesitate to contact me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

    /s/ Paul A. Jorissen

Paul A. Jorissen